As filed with the U.S. Securities and Exchange Commission on June 7, 2011
Registration No. 333-162634

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

CPFL ENERGIA S.A.
(Exact name of issuer of deposited securities as specified in its charter)

CPFL ENERGY INCORPORATED
(Translation of issuer’s name into English)

FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 602-1044
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 29711
(302) 738-6680
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466:
☑ immediately upon filing.
☐ on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs"), representing common shares of CPFL Energia S.A.	N/A	N/A	N/A	N/A
(1) Each unit represents one hundred (100) ADSs.
(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

PART I
INFORMATION REQUIRED IN PROSPECTUS

      The prospectus consists of the proposed form of ADR included as Exhibit A to the Form of Amendment to  Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement on Form F-6 and is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Cross-Reference Sheet

Item Number and Caption		Location in Form of ADR Filed Herewith as Prospectus
1.	Name of Depositary and address of its principal executive office:	Introductory Article.

2.	Title of ADRs and identity of deposited securities:	Face of ADR, top center.

Terms of Deposit:

(a)	Amount of deposited securities represented by one unit of ADRs:	Face of ADR, upper right corner.

(b)	Any procedure for voting the deposited securities:	Articles number 15, 16 and 18.

(c)	Procedure for collecting and distributing dividends:	Articles number 4, 12, 13, 15 and 18.

(d)	Procedures for transmitting notices, reports and proxy soliciting material:	Articles number 11, 15, 16 and 18.

(e)	Sale or exercise of rights:	Articles number 13, 14, 15 and 18.

(f)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization:	Articles number 12, 13, 15, 17 and 18.

(g)	Amendment, extension or termination of the deposit agreement:	Articles number 20 and 21.

(h)	Rights of holders of ADRs to inspect the transfer books of the depositary and the list of holders of ADRs:	Article number 11.

(i)	Restrictions on the right to transfer or withdraw the underlying securities:	Articles number 2, 3, 4, 5, 6, 8 and 22.

(j)	Any limitation on the depositary’s liability:	Articles number 14, 18, 19 and 21.

3.	Fees and charges which may be imposed directly or indirectly on holders of ADRs:	Articles number 7 and 8.

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of ADR Filed Herewith as Prospectus
Public reports furnished by issuer	Article number 11.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)
Form of Deposit Agreement, among CPFL Energia S.A., as Issuer, Deutsche Bank Trust Company Americas, as Depositary, and all Owners and Beneficial Owners of ADSs evidenced by ADRs issued thereunder. —Previously filed.

(a)(2) (b)
Form of Amendment to Deposit Agreement, including the Form of ADR.  Filed herewith as Exhibit (a)(2).

Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereby or the custody of the deposited securities represented thereby. — None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — See (a) above.

(d)	Opinion of Linklaters LLP, counsel for the Depositary as to the legality of the securities being registered. — Previously filed.

(e)	Certification under Rule 466. — Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Issuer. — Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, acting solely on behalf of the legal entity to be created by the Deposit Agreement, by and among CPFL Energia S.A., Deutsche Bank Trust Company Americas, as depositary, and all Owners and Beneficial Owners from time to time of ADSs to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 7, 2011.

Legal entity to be created by the Deposit Agreement for the issuance of ADSs for common shares of CPFL Energia S.A.

Deutsche Bank Trust Company Americas, as Depositary,

By:	/s/ Chris Konopelko
Name: Chris Konopelko Title: Vice President

By:	/s/ James Kelly
Name: James Kelly Title: Vice President

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, CPFL Energia S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Campinas, State of São Paulo, Brazil, on June 7, 2011.

CPFL Energia S.A.,

By:	/s/ Wilson P. Ferreira Jr.
Name: Wilson P. Ferreira Jr. Title: Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Murilo Cesar Lemos dos Santos Passos, Wilson P. Ferreira Jr.  and Robson Rocha and each of them (with full power to each of them to act alone) his true and lawful attorney-in-fact and agent, with the power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments, including post-effective amendments, and supplements to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons, in the capacities indicated on June 7, 2011.

Name	Title

/s/ Murilo Cesar Lemos dos Santos Passos	President of the Board of Directors
Murilo Cesar Lemos dos Santos Passos

/s/ Wilson P. Ferreira Jr.	Chief Executive Officer
Wilson P. Ferreira Jr.

/s/ Lorival Nogueira Luz Junior	Chief Financial Officer
Lorival Nogueira Luz Junior

/s/ Robson Rocha	Vice President and Director
Robson Rocha

/s/ Claudio Borin Guedes Palaia	Director
Claudio Borin Guedes Palaia

/s/ Ricardo Carvalho Giambroni	Director
Ricardo Carvalho Giambroni

/s/ Francisco Caprino Neto	Director
Francisco Caprino Neto

/s/ Martin Roberto Glogowsky	Director
Martin Roberto Glogowsky

/s/ Ana Dolores Moura Canreiro de Novaes	Independent Director
Ana Dolores Moura Canreiro de Novaes

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT IN THE UNITED STATES

      Pursuant to the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the undersigned in his/her capacity as the duly authorized representative of the registrant in the United States on  June 7, 2011.

Puglisi & Associates,
By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director For and on behalf of Puglisi & Associates the Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit	Document

(a)(2)	Form of Amendment to Deposit Agreement, including the Form of ADR

(e)	Rule 466 Certification